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SCHEDULE 14C INFORMATION

Information Statement Pursuant to Section 14(c) of the Securities Exchange Act of 1934

Check the appropriate box:

[X] Preliminary Information Statement

[ ] Confidential, For Use of the Commission Only (as permitted by Rule 14c-5(d)(2))

[ ] Definitive Information Statement

INFINIUM LABS, INC.

(Name of Registrant as Specified in Its Charter)

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Dear Infinium Stockholder:

We have determined that it is in the best interests of Infinium Labs, Inc. ("Infinium" or the "Company") to effect a four-for-one stock split of the Company's outstanding common stock to make more shares available in the public float and to adjust the Company's capital structure to better position it for future capital-raising transactions. In order to have enough shares of common stock available to effect the stock split and for future stock issuances, it is necessary to simultaneously increase the number of shares of common stock that the Company is authorized to issue.

In order to effect the stock split and increase the number of shares of common stock the Company is authorized to issue, the Company's Certificate of Incorporation must be amended. An amendment of the Company's Certificate of Incorporation requires the approval of both the Company's Board of Directors as well as the holders of a majority of the issued and outstanding shares of the Company's common stock. A Certificate of Amendment to the Company's Certificate of Incorporation (the "Certificate of Amendment") was approved by the Company's Board of Directors on March 15, 2004. The Certificate of Amendment will: (1) increase the number of shares of common stock the Company is authorized to issue from 50,000,000 shares to 200,000,000 shares; and (2) effect a four-for-one stock split of the Company's outstanding common stock. The Certificate of Amendment was authorized and approved on March 15, 2004 by the written consent, without a meeting, of the holders of a majority of the issued and outstanding shares of common stock of the Company.

The accompanying Information Statement is being provided to you for your information to comply with requirements of the Securities Exchange Act of 1934. The Information Statement also constitutes notice of corporate action without a meeting by less than unanimous consent of the Company's stockholders pursuant to Section 228(e) of the Delaware General Corporation Law. You are urged to read the Information Statement carefully in its entirety. However, no action is required on your part in connection with the Certificate of Amendment, the stock split or the increase in capital, and no meeting of the Company's stockholders will be held or proxies or consents solicited from the Company's stockholders in connection with those matters since they have already been approved by the requisite written consent of the holders of a majority of its issued and outstanding common stock.

Under the rules of the Securities and Exchange Commission, the Certificate of Amendment, stock split and increase in capital cannot become effective until at least 20 days after the accompanying Information Statement has been distributed to the stockholders of the Company. We expect the Certificate of Amendment, stock split and increase in capital to become effective on or about April   , 2004.

Very truly yours,

/s/ Timothy M. Roberts
Timothy M. Roberts
Chairman and Chief Executive Officer

INFINIUM LABS, INC.
2033 Main Street, Suite 309
Sarasota, Florida 34237

INFORMATION STATEMENT

This Information Statement is being furnished to the stockholders of Infinium Labs, Inc., a Delaware corporation ("Infinium" or the "Company"), at the direction of the Company's Board of Directors. It is furnished in connection with action taken by written consent of the holders of a majority of the issued and outstanding shares of common stock of the Company on March 15, 2004 without a meeting pursuant to Section 228(a) of the Delaware General Corporation Law. The written consent authorized and approved a Certificate of Amendment to the Company's Certificate of Incorporation (the "Certificate of Amendment") that will: (1) increase the number of shares of common stock the Company is authorized to issue from 50,000,000 shares to 200,000,000 shares, and (2) effect a four-for-one stock split of the Company's outstanding common stock. No other approval of the Certificate of Amendment by the stockholders of the Company is necessary or will be sought.

This Information Statement is being mailed on or about March   , 2004 to holders of record of the Company's common stock as of March 15, 2004. This Information Statement constitutes notice of corporate action without a meeting by less than unanimous written consent of the Company's stockholders pursuant to Section 228(e) of the Delaware General Corporation Law.

In order for the increase in the number of authorized shares of common stock and the stock split to become effective, the Certificate of Amendment must be filed with the Secretary of State of the State of Delaware. Such filing will not occur until at least 20 days after mailing this Information Statement to the Company's stockholders.

WE ARE NOT ASKING YOU FOR A PROXY OR A CONSENT
AND YOU ARE REQUESTED NOT TO
SEND US A PROXY OR A CONSENT

The date of this Information Statement is March   , 2004.

CERTIFICATE OF AMENDMENT

Approval

On March 15, 2004, the Board of Directors of the Company authorized and approved a Certificate of Amendment that will amend the Company's Certificate of Incorporation to: (1) increase the number of shares of common stock the Company is authorized to issue from 50,000,000 shares to 200,000,000 shares, and (2) effect a four-for-one stock split of the Company's outstanding common stock. By written consent dated March 15, 2004, stockholders owning more than a majority of the issued and outstanding shares of common stock of the Company authorized and approved the Certificate of Amendment without a meeting. As of March 15, 2004, there were 22,980,475 shares of common stock of the Company issued and outstanding. Each share of common stock entitles the holder thereof to one vote on all matters submitted to the Company's stockholders. Holders of the Company's common stock do not have dissenters' rights of appraisal in connection with the Certificate of Amendment.

The Stock Split

The primary purpose of the Certificate of Amendment is to effect a four-for-one stock split of the Company's issued and outstanding common stock. When the stock split becomes effective, each share of common stock of the Company that is issued and outstanding will automatically be subdivided into four shares of common stock of the Company. Based on the number of shares of common stock issued and outstanding as of March 15, 2004, there will be 91,921,900 shares of common stock issued and outstanding following the stock split.

The Increase in Authorized Shares

The Company is currently authorized to issue 50,000,000 shares of common stock, par value $.0001 per share, and 10,000,000 shares of preferred stock, par value $.0001 per share. The Certificate of Amendment will increase the number of shares of common stock that the Company is authorized to issue to 200,000,000. The increase in the number of authorized shares is necessary to permit the stock split to occur and to provide the Company with shares available for issuance in the future. Because the increase in the number of authorized shares of common stock is in proportion to the stock split (i.e., the number of authorized shares is being increased to four times the number of shares of common stock currently authorized), the percentage of shares of common stock available for issuance in the future is not changed by the Certificate of Amendment. The Certificate of Amendment will not affect the par value of the common stock or the number or par value of the authorized shares of preferred stock. The holders of the Company's common stock do not have preemptive rights. No shares of preferred stock of the Company are currently outstanding.

Effectiveness of Certificate of Amendment

The Certificate of Amendment, and the stock split and increase in capital effected by the Certificate of Amendment, cannot become effective until at least 20 days after this Information Statement has been distributed to the stockholders of the Company. We expect the Certificate of Amendment, stock split and increase in capital to become effective on or about April   , 2004. Even though the Certificate of Amendment has been approved by the Company's Board of

Directors and stockholders, the Board of Directors can elect not to proceed with the Certificate of Amendment at any time until it is filed with the Secretary of State of the State of Delaware. If the Certificate of Amendment is not filed, the stock split and increase in the number of shares of common stock authorized will never become effective.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The table below lists the beneficial ownership of our common stock, as of March 15, 2004, by each person known by us to be the beneficial owner of more than 5% of our common stock, by each of our directors and executive officers and by all of our directors and officers as a group.

Name and Address(1)	Number of Shares Beneficially Owned(2)(3)	Percent of Class(3)
Timothy M. Roberts	6,819,805	29.7%
Kevin Bachus	300,000	1.3%
Richard S. Skoba	200,000	*
Tyrol R. Graham	100,000	*
Charles Cleland	200,000	*
Richard Angelotti	0	*
2080 Ringling Blvd.		
Sarasota, Florida 34237		
All Officers and Directors as a group (7 persons)	7,619,805	33.2%
Robert Shambro	3,927,080	17.1%

_____

* Denotes less than one percent.

(1) The business address of those persons with no address specified is c/o Infinium Labs, Inc., 2033 Main Street, Suite 309, Sarasota, Florida 34237.
(2) The persons named in the table have sole voting and investment power with respect to all shares shown as beneficially owned by them.
(3) Applicable percentage of ownership is based on 22,980,475 shares outstanding as of March 15, 2004. Each person set forth above has sole voting and dispositive power over the shares reflected as beneficially owned by such person.